EMPLOYMENT HISTORY

DBRS, Inc. (New York, NY)
Designated Compliance Officer, September 2015 – Present
Vice President, Regional Compliance Officer for US, December 2013 – August 2015

Knight Capital Americas, LLC (Jersey City, NJ)
Regulatory Counsel/Vice President - Regulatory Inquiries, May 2011 – November 2013

Financial Industry Regulatory Authority (FINRA)(New York, NY)
Principal Examiner, September 2008 – May 2011
Associate Principal Examiner, August 2007 – August 2008

Cerussi & Spring, PC (White Plains, NY)
Senior Litigation Attorney, June 2004 - August 2007

Stephen Jeffries & Associates (New York, NY)
Associate Attorney, December 2001 – December 2002

Labbate Balkan Colavita & Contini, LP (Garden City, NY)
Associate Litigation Attorney, September 2000 – November 2001

POST-SECONDARY EDUCATION

Fordham University School of Business, M.B.A, May 2004
Villanova University School of Law, J.D., June 2000